Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and Envision Healthcare Holdings, Inc. on October 19, 2016.]

Subject:	Envision2017 Executive Update: Naming of CEO direct reports
To:	All Employees of both organizations

We are getting closer to the anticipated closing date for the proposed merger of Envision Healthcare (EVHC) and AMSURG, with a shared goal: to be the most trusted strategic partner for providers, health systems, communities and payors in the common pursuit of delivering the highest quality of care for all the patients we serve.

After a thorough review process, we are now happy to announce additional members of the executive team that will lead the combined company post-closing and guide the on-going integration planning process prior to closing. A portion of this group was named when we first announced the proposed merger.

We think you will agree that the full executive team, who will report directly to CEO Chris Holden, is not only highly distinguished and experienced; it represents a balanced group of leaders from both organizations. This reinforces once again that this is indeed a merger of equal companies.

The CEO direct reports of the combined organization are reflected below along with their current organization noted in parentheses:

Chief Financial Officer: Claire Gulmi (AMSURG)

President, Physician Services: Bob Coward (AMSURG)

President, Ambulatory Services: Randy Owen (EVHC)

SVP and Chief Development Officer:  Steve Ratton (EVHC)

SVP and Chief Strategy Officer:  Patrick Solomon (AMSURG)

SVP Managed Care Officer:  Jack Wolf (AMSURG)

General Counsel:  Craig Wilson (EVHC)

Chief Information Officer:  Mark Hagan (EVHC)

Chief Administrative Officer (to include HR): Dave Esler (EVHC)

The current leaders of AMSURG’s ASCs (Phillip Clendenin), AMR (Ted Van Horne) and Evolution Health (Dr. Eric Beck) will report to Randy Owen, President of Ambulatory Services.

In the interest of brevity, we’ve elected not to provide a complete background on each of the individuals above. We feel this will be an exceptional leadership team with great diversity of experience, tremendous continuity and many decades of experience with our legacy organizations.

In the integration planning process, the executive team will work together to identify the operating structure that will best suit the future-state organization. That planning involves a comprehensive review of current structures and business processes to ensure the “new” Envision Healthcare is positioned to be highly effective, responsive and efficient. Additional organizational announcements will be dependent upon decisions formulated through on-going merger integration planning. Our goal is to have the organization finalized in the first quarter of 2017.

Please join us in congratulating these members of the executive team on their future roles and, when called upon, we ask that you assist them in their pursuit of building a world-class future-state organization.

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG are delivering the joint proxy statement/prospectus to their respective shareholders as required by applicable law on or around October 21, 2016. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that are filed with the SEC when they become available because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.